KAYE COOPER FIORE KAY & ROSENBERG, LLP
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DAVID M. KAYE	Direct Dial
Admitted in NJ and NY	(973) 443-0670

May 30, 2012

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-3628

Re:          Epolin, Inc.
Schedule 14D-9
Filed May 11, 2012
File No.: 5-62227

Dear Ms. Kim:

On behalf of Epolin, Inc. (“Epolin” or the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 18, 2012 (the “Comment Letter”), relating to the Schedule 14D-9 of the Company, filed with the Commission on May 18, 2012 (SEC File No. 5-62227) (the “Schedule 14D-9”).   In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Amendment”) to the Schedule 14D-9.

We note that the responses set forth below are based solely on information received from the Company’s management.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs on the Comment Letter.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Schedule 14D-9.

Schedule 14D-9

Tender and Voting Agreements, page 6

1.
We note that Messrs. Cohen and Ivchenko own greater than 5% of the total number of Epolin’s outstanding shares of common stock; however, neither has filed an initial Schedule 13D nor an amendment to describe the Tender and Voting Agreements.  Please have each person immediately file a Schedule 13D.  Please be advised that filing at this late date will not necessarily affect the determination of liability under the federal securities laws for the failure to timely file the Schedule 13D.  See Question 104.03 in the Exchange Act Section 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting section of the Division’s Compliance and Disclosure Interpretations.

Peggy Kim
Securities and Exchange Commission
May 30, 2012

RESPONSE:  Each of Murray S. Cohen and James Ivchenko has filed electronically with the Commission today a Schedule 13D.

Item 4.  The Solicitation or Recommendation, page 8

Reasons for the Recommendation, page 13

2.	Please revise the sixth bullet point to identify the outside counsel and financial advisors.

RESPONSE:  The Company has revised the sixth bullet point to identify the outside counsel and financial advisor (which has also been corrected to state “financial advisor” instead of “financial advisors”).

3.	Please revise the first bullet point under the negative factors to describe the levels of cash and/or net working capital that Epolin is required to maintain under the Merger Agreement.

RESPONSE:  The Company has revised the first bullet point under the negative factors to describe the levels of cash and/or net working capital that Epolin is required to maintain under the Merger Agreement.

4.	Please revise the sixth bullet point under the negative factors to describe the restrictions on business operations.

RESPONSE:  The Company has revised the sixth bullet point under the negative factors and has added a paragraph following such bullet points to describe the restrictions on business operations.

Item 8.  Additional Information, page 17

5.	Please consider revising to describe the requirements of the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, which is a condition to the offer.

RESPONSE:  The Company has added a subsection to describe the requirements of the New Jersey Industrial Site Recovery Act which is a condition to the offer.

6.	Please revise to include the golden parachute compensation disclosure described in Item 1011(b) of Regulation M-A and corresponding Item 402(t) of Regulation S-K.

RESPONSE:  The Company has added a subsection which indicates that there is no compensation or other payment or benefit which will become due and payable to any of Epolin’s executive officers that is based on or otherwise relate to the Offer and the Merger which compensation (or other payment or benefit) is referred to as “golden parachute” compensation as described in Item 402(t) of Regulation S-K.

Analysis by Millburn Capital, page 19

Peggy Kim
Securities and Exchange Commission
May 30, 2012

7.
Please advise us as to what consideration was given to summarizing the valuation analysis of Millburn Capital, given that you refer to it as a reason for recommending the offer.  Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

RESPONSE:  Millburn Capital presented its analysis to the Board which concluded that the Offer Price is reasonable which analysis was one factor considered by the Board in declaring advisable the Merger Agreement, including the Offer and the Merger.  In the subsection “Analysis by Millburn Capital”, the Company simply disclosed the conclusion reached by Millburn Capital and provided a general discussion of the items taken into account by Millburn Capital in reaching its conclusion.  In considering whether to include a summary of the analysis and attach the analysis as an exhibit to the Schedule 14D-9, the Company took into account (i) that Schedule 14D-9 does not require a summary of financial advisory reports, opinions or appraisals (compare this to the express requirements of Item 1015 of Regulation M-A) or the filing of such reports, opinions or appraisals as an exhibit to the Schedule 14D-9 (compare this to the express requirements of Item 1016 of Regulation M-A), (ii) that a summary of such a report, opinion or appraisal is not necessarily provided in the context of a solicitation/recommendation such as that in the Schedule 14D-9, and (iii) the other disclosures that are otherwise contained in the Schedule 14D-9.

The Company also considered the requirement of Schedule 14D-9 to provide the reasons for the Board’s recommendation regarding the Offer, for which the analysis was one consideration. The Schedule 14D-9 discloses that Millburn Capital presented its analysis to the Board that the Offer Price is reasonable.  The Company does not believe that the lack of disclosure of the analysis or a summary of the analysis, without more information, is misleading from the perspective of the Company’s shareholders.  Analyses of this type rendered by Millburn Capital reflect the subjective judgment of a professional advisor and, as such, the Company believes that the conclusions of Millburn Capital with respect to the Offer Price is most relevant to the Company’s shareholders.

In addition, in the Company’s view, summarizing the opinion (and its underlying analyses) could impair the Company’s ability to maximize value in the event the Offer is not completed.  The presentation materials include a discussion of certain valuation metrics concerning the Company, the identity of potential buyers and other sensitive matters. The Board’s negotiating leverage in exploring with third parties a sale transaction that would maximize value for all shareholders could be adversely affected if summaries of the analysis of Millburn Capital and/or copies of its presentation materials were to be made public.

In light of the foregoing, and after a review of the Schedule 14D-9 as a whole, the Company believes that it has satisfied its Schedule 14D-9 obligation to furnish material information that may be necessary to make the required statements within the Schedule 14D-9, in light of the circumstances under which they are made, not misleading, and does not believe any additional disclosure is necessary.

Peggy Kim
Securities and Exchange Commission
May 30, 2012

As requested by the Staff in the Comment Letter, attached hereto is a written acknowledgment of certain matters by the Company.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ David M. Kaye
David M. Kaye

cc: Epolin, Inc.

May 30, 2012

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-3628

Re:          Epolin, Inc.
Schedule 14D-9
Filed May 11, 2012
File No.: 5-62227

Dear Ms. Kim:

As requested by the Staff in the comment letter dated May 18, 2012 with regard to its review of the above mentioned filing, Epolin, Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.

Sincerely, EPOLIN, INC.

By:	/s/ James Ivchenko
James Ivchenko
President